                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of November 2002
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                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F    X      Form 40-F _____
                                  -

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes _____    No   X
                                               -

                            New Business Development

On November 13, 2002, Mr. Jong-Kyoo Yoon, Executive Vice President and Chief Financial Officer of Kookmin Bank, announced the following plan for the future.

No Additional Merger

Mr. Yoon said that Kookmin Bank, as a matter of policy, would not merge with any financial institution, which could cause Kookmin Bank to fail the maintenance of the quality of customer service or 25% of return on equity.

Given the Bank's market leader position, he said, any form of merger may be considered if and only should a need arise. While acquisition is not attractive from the current perspective, he said however, management of another entity as the Bank's subsidiary would contribute to more efficiency than acquisition.

(Caution)

This document contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Kookmin Bank's current views with respect to future events, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although Kookmin Bank believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Kookmin Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Kookmin Bank
                                               ---------------------------------
                                               (Registrant)




     Date: November 13, 2002                   By: /s/ Jong-Kyoo Yoon
                                               ---------------------------------
                                               (Signature)

                                               Name:  Jong-Kyoo Yoon
                                               Title: Executive Vice President &
                                                      Chief Financial Officer